Franz Hochstrasser

I, _____, certify that:

(1) The financial statements of New Haven Community Solar, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of New Haven Community Solar, LLC included in this Form reflects accurately the information reported on the tax return for New Haven Community Solar, LLC.

Signature:

DocuSigned by:

Franz Hochstrasser

E303C9589D2C44B...

Franz Hochstrasser

Name: _____

Title: CEO and Manager